                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            AXSYS Technologies, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                   054615 10 9

                                 (CUSIP Number)

                               Mr. John W. Gildea
              115 East Putnam Avenue, Greenwich, Connecticut 06830
                                 (203) 661-6945

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 30, 1997

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages
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CUSIP No. 054615 10 9


1       Name of Reporting Person(1)
        S.S. or I.R.S. Identification No. of Above Person

                         John W. Gildea


2       Check the Appropriate Box If a Member of a Group
                                                a.   / /
                                                b.   /x/


3       SEC Use Only


4       Source of Funds
                AF; PF


5       Check If Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e)   / /


6       Citizenship or Place of Organization

                             U.S.A.


                        7       Sole Voting Power
  Number of                          308,500
   Shares                       --------------
Beneficially            8       Shared Voting Power
  Owned By                                0
    Each                        --------------
  Reporting             9       Sole Dispositive Power
   Person                            308,500
    With                        --------------
                        10      Shared Dispositive Power
                                         0
                                --------------


11      Aggregate Amount Beneficially Owned by Each Reporting Person

                             308,500


12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares/ /



13      Percent of Class Represented By Amount in Row (11)

                        7.50%


14      Type of Reporting Person

                        IN


    (1) Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with Network Fund III, Ltd. and Network IV LLC.

                               Page 2 of 8 Pages

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CUSIP No. 054615 10 9

1       Name of Reporting Person(2)
        S.S. or I.R.S. Identification No. of Above Person

                     Network Fund III, Ltd.


2       Check the Appropriate Box If a Member of a Group
                                                a.   / /
                                                b.   /x/


3       SEC Use Only


4       Source of Funds
                WC


5       Check If Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e)   / /



6       Citizenship or Place of Organization

                         Cayman Islands


                        7       Sole Voting Power
  Number of                          251,500
   Shares                       ---------------
Beneficially            8       Shared Voting Power
  Owned By                               0
    Each                        ---------------

  Reporting             9       Sole Dispositive Power
   Person                            251,500
    With                        ---------------
                        10      Shared Dispositive Power
                                          0
                                ---------------


11      Aggregate Amount Beneficially Owned by Each Reporting Person

                             251,500


12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares/ /


13      Percent of Class Represented By Amount in Row (11)

                            6.11%


14      Type of Reporting Person

                        CO


    (2) Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with John W. Gildea and
        Network IV LLC.

                               Page 3 of 8 Pages

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CUSIP No. 054615 10 9


1       Name of Reporting Person(3)
        S.S. or I.R.S. Identification No. of Above Person

                         Network IV LLC


2       Check the Appropriate Box If a Member of a Group
                                                a.   / /
                                                b.   /x/


3       SEC Use Only


4       Source of Funds
                WC



5       Check If Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e)   / /



6       Citizenship or Place of Organization

                         Cayman Islands


                        7       Sole Voting Power
  Number of                          32,000
   Shares                       ---------------
Beneficially            8       Shared Voting Power
  Owned By                               0
    Each                        ---------------
  Reporting             9       Sole Dispositive Power
   Person                            32,000
    With                        ---------------
                        10      Shared Dispositive Power
                                          0
                                ---------------


11      Aggregate Amount Beneficially Owned by Each Reporting Person

                             32,000


12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares/ /


13      Percent of Class Represented By Amount in Row (11)

                            0.78%


14      Type of Reporting Person

                        CO


    (3) Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with Network Fund III, Ltd. and John W. Gildea.

                               Page 4 of 8 Pages

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Item 1.        Security and Issuer.


               This Amendment No. 1 to the Schedule 13D dated December 12, 1997 (the "Schedule 13D") filed with the Securities and Exchange Commission (the "SEC") on December 19, 1997 relates to the beneficial ownership by John W. Gildea ("Gildea"), Network
               Fund III, Ltd., a Cayman Islands exempt company ("Network Fund III"), and Network IV LLC, a Cayman Islands exempt company ("Network IV") of Common Stock, par value $.01 per share (the "Common Stock"), of AXSYS Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 645 Madison Avenue, New York, New York 10022.

Item 3.        Source and Amount of Funds or Other Consideration.

               Network Fund III acquired an additional 52,000 shares of Common Stock in a series of three open market purchases between December 19 and December 31, 1997 for an aggregate of $967,250, all of which funds were obtained from the working capital of Network Fund III.

               Network IV acquired an additional 12,000 shares of Common Stock in two open market purchases of 6,000 shares on December 30 and December 31, 1997 at $18.75 and $18.375, respectively, or an aggregate of $222,750, all of which funds were obtained from the working capital of Network IV.

               O'Donnell acquired an additional 2,000 shares of Common Stock on December 15, 1997 for an aggregate of $34,000, which funds were obtained from O'Donnell's personal funds.

Item 5.        Interest in Securities of the Issuer.

          (a)  (i)    The 251,500 Network III Shares, the 32,000 Network IV
                      Shares and the 25,000 Gildea Shares beneficially owned by Gildea collectively represent 7.50% of the 4,113,190 shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

               (ii) The 3,500 O'Donnell Shares represent .09% of the 4,113,190 of Common Stock of the Company outstanding on the date hereof, based upon information provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

               (iii) The 251,500 Network III Shares represent 6.11% of the 4,113,190 shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

               (iv) The 32,000 Network IV Shares represent .78% of the 4,113,190 shares of Common Stock of the Company outstanding on the date hereof, based upon information as provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

          (c) Except as set forth on Schedule II hereto and in this Schedule 13D none of Gildea, Network Fund III, O'Donnell, or, to the best knowledge of such parties, any of the


                               Page 5 of 8 Pages

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               persons named on Schedule I hereto, owns any shares of the capital stock of the Company or has purchased or sold any shares of the capital stock of the Company since December 12, 1997, the date of the Schedule 13D.





                               Page 6 of 8 Pages

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                                   SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 6, 1998


/s/John W. Gildea
---------------------------------------------------
                  John W. Gildea


NETWORK FUND III, LTD.

By:      GILDEA MANAGEMENT COMPANY,
         Investment Advisor


         By:/s/John W. Gildea
            ----------------------------------------
            Name:        John W. Gildea
            Title:       President


NETWORK IV LLC

By:      GILDEA MANAGEMENT COMPANY,

         Investment Advisor


         By:/s/John W. Gildea
            ----------------------------------------
            Name:        John W. Gildea
            Title:       President


                               Page 7 of 8 Pages

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                          SCHEDULE II


         Purchases of Common Stock of AXSYS Technologies, Inc. by Gildea, Network Fund III and Network IV since December 12, 1997.

         Network Fund III
         ----------------
                                   Number        Price Per
                     Date         of Shares        Share
                     ----         ---------      ---------
                   12/19/97        26,000         $18.625
                   12/30/97        14,000          18.75
                   12/31/97        12,000          18.375


         Network IV
         ----------
                                   Number        Price Per
                     Date         of Shares        Share
                     ----         ---------      ---------
                   12/30/97         6,000         $18.75
                   12/31/97         6,000          18.375



                               Page 8 of 8 Pages